UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 12, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

OptiNose, Inc.

File No. 333-220515 - CF#35376

_____

OptiNose, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 18, 2017, as amended.

Based on representations by OptiNose, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11	through August 4, 2020
Exhibit 10.12	through August 4, 2020
Exhibit 10.13	through August 4, 2020
Exhibit 10.14	through April 1, 2023
Exhibit 10.15	through September 30, 2022
Exhibit 10.16	through September 18, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary